SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2005
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 26, 2005
Shaw Communications Inc.
By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW BREAKS THE HOME PHONE MONOPOLY WITH LAUNCH OF
SHAW DIGITAL PHONE IN WINNIPEG
A reliable, fully featured and affordable residential telephone service
CALGARY, AB (July 26, 2005) — Shaw Communications announced today that Shaw Digital Phone is now available in Winnipeg. Shaw Digital Phone is a reliable, fully featured and affordable residential telephone service that will offer consumers a real alternative to their current telephone provider. Winnipeg represents Shaw’s third major market launch for Digital Phone since February 2005.
The service includes a local residential line, unlimited anytime long distance calling within Canada and the entire U.S., and six convenient calling features: Voicemail, Call Display, Call Forwarding, 3-Way Calling, Call Return and Call Waiting. Professional installation, enhanced-911, directory and operator services, and 24/7/365 customer support are all part of the Shaw Digital Phone service at no additional cost. Customers also have the option of keeping their current home phone number and the service works with existing telephones in a customer’s home, so no additional equipment is required.
Shaw Digital Phone is priced at $55.00 per month. Winnipeg customers have the unique opportunity to save up to $15 per month when they bundle Digital Phone with other Shaw services. For example, a customer who currently subscribes to Shaw Digital TV and High-Speed Internet can add Digital Phone for just $40 per month.
“The success of Shaw Digital Phone in Calgary and Edmonton is undeniable,” said Jim Shaw, CEO of Shaw Communications Inc. “More than 22,000 customers have chosen our Digital Phone as their primary telephone service and our customer satisfaction levels continue to exceed 95 per cent. We’re delighted to offer our Winnipeg customers the same reliable and high quality alternative for their telephone services and bring a much-needed choice to this market. What we find our customers like the most is that every call in North America is a local call and that there are no hidden charges.”
Shaw Digital Phone is a primary line telephone service that uses Shaw’s managed broadband network, not the public Internet, allowing Shaw to offer a consistent level of quality and reliability to its telephone customers.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX — SJR.NV.B, NYSE — SJR).

Attention photo editors: Photo to be posted on wire by 1:00 pm MST following Winnipeg press conference.
For more information, please contact:
Jim Shaw
Shaw Communications Inc.
(403) 750-4500

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